Filed by Community Bank System, Inc. (Commission File No.: 001-13695)
pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: First Heritage Bank (Commission File No.: None)

     The following presentation concerning Community Bank System, Inc.'s proposed acquisition of First Heritage Bank was made available during an investor conference call with management that was open to the public.

January 7, 2004 First Heritage Bank Acquisition Conference Call

Forward-looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the “Merger”) between Community Bank System, Inc. (“Community”) and First Heritage Bank (“First Heritage”), including future financial and operating results, cost savings, revenue enhancements and accretion to reported earnings that may be realized from the merger; (ii) Community’s and First Heritage’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Community and First Heritage and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

Forward-looking Statements The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Community and First Heritage may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of First Heritage may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Community’s and First Heritage’s markets could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Community’s and First Heritage’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Internet site (www.sec.gov). Community and First Heritage caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Community or First Heritage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Community and First Heritage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Transaction Highlights ##Continues CBU’s expansion in Northeastern PA. ##Extends CBU’s branch network in Luzerne County to Hazleton, PA (southern tip). ##Opportunity to expand CBU’s commercial lending business in PA. ##Opportunity to leverage CBU’s retail products and financial services to First Heritage customers. ##Accretive to EPS in the first full year of combined operations. ##Low risk, contiguous market transaction.

Overview of First Heritage Bank ##Headquartered in Wilkes-Barre, PA (Luzerne county) ##3 branches (Wilkes-Barre, Kingston and Hazleton) ##Total assets of $288 million ##Total loans of $199 million ##Total deposits of $219 million ##Annualized year-to-date net income of $3.2 million ##ROA of 1.12% ##ROE of 11.22%

Note: Financial data as of and for the nine months ended September 30, 2003. Branching Out Existing CBNA Branches Existing First Liberty Branches First Heritage Branches Administrative/ Operations Centers Financial Services Centers

Transaction Summary Exchange Ratio and Collars Fixed at 2.0408 CBU shares for each of First Heritage’s shares if CBU’s average market price(1) is between $41.65 and $56.35. The exchange ratio will float and the price will remain fixed if CBU’s average price increases to between $56.35 and $60.60 or if the average price decreases to between $41.64 and $38.50. The exchange ratio will become fixed again if CBU’s average price increases above $60.60 or declines to between $38.49 and $33.00. Walk-away / Top-up Provision There is a walk-away provision if CBU’s average price falls below $33.00, with a top-up right to adjust the exchange ratio. (1) Average market price is equal to C BU’s average closing price over the 20-trading-day period prior to the close of t he transaction.

Transaction Summary Implied Aggregate Transaction Value $74.3 million(2) (including options) Estimated Cost Savings $370,000 pre-tax (8.5% of 2004 estimated noninterest expense) Estimated Revenue Enhancements $480,000, pre-tax Transaction Structure Tax-free reorganization Due Diligence Completed Board Representation One (1) member will be invited to join CBU’s holding company board; other members will be invited to join CBU’s regional advisory board. (2) Based on CBU’s closing pri ce of $49.00 on December 29, 2003.

Transaction Summary Management Jim O’Brien, First Heritage CEO, will be retained on a part-time consulting basis; Bob Matley, First Heritage President & COO, will be named Senior Lending Officer & EVP for CBU’s PA banking business. Operating Structure First Heritage Bank will be fully integrated into Community Bank, N.A.; First Heritage branches will join First Liberty branches as a single bank doing business as First Liberty Bank & Trust. Anticipated Closing Second quarter of 2004. Required Approvals First Heritage shareholders and customary regulatory approvals.

Deal Pricing Implied Aggregate Transaction Value $ 74.3 million(1) Price / LTM Earnings 23.2X Price / Book Value 248.5% Price / Tangible Book Value 248.5% (1) Based on CBU’s closing pri ce of $49.00 as of December 29, 2003

Strategic Rationale ##Opportunity to enhance presence in Northeastern PA and gain a very strong commercial lending team. ##Increase deposit market share ranking in Luzerne County (to seventh from eleventh). ##Excellent geographic fit within CBU’s branch system. ##Accretive to EPS within the first full year of combined operations. ##Accretive to book value per share. ##Strong asset quality. ##Opportunity to restructure First Heritage balance sheet. Franchise Enhancing Attractive Financial Results

Strategic Rationale ##Significant loan and fee income growth potential through the introduction of CBU’s retail and financial services products platform to First Heritage’s customers. ##Opportunity to pursue larger lending relationships with existing and future customers. ##Strong earnings, loan and deposit growth. ##Conservative estimate of potential cost savings. ##CBU is an experienced acquirer with demonstrated success in Northeastern Pennsylvania. Strong Growth Opportunities Low-Risk Transaction

Summary Pro Forma Financial Impact CBU’s pro forma ownership 91.8 % Pro forma 2004 EPS accretion 0.6 % Projected book value per share accretion 5.6 % Projected tangible book value per share dilution — 2.1 % Projected pro forma ratio of tangible equity/assets 5.75% Projected pro forma total assets $ 4.2 billion Projected pro forma total loans $ 2.3 billion Projected pro forma total deposits $ 3.0 billion Pro forma market capitalization Over $ 750 million

How First Heritage Relates to Key Elements For CBU’s Success ##Branches in small towns and markets similar to CBU’s existing branches in New York & Pennsylvania. ##Lending authority to remain with local business lenders, consistent with CBU’s successful decentralized approach. ##First Heritage’s year-to-date ratio of noninterest income to revenues is 8.3% ##CBU’s ratio is 20.6% ##Opportunity to leverage CBU’s retail and financial services platform to First Heritage’s customer base. Dominant Branch System with Decentralized Decision Making Diversify Revenue Stream through Noninterest Income

How First Heritage Relates to Key Elements For CBU’s Success ##First Heritage’s loan volume has grown from $69 million in 1997 to $199 million at Sept. 30, 2003, a compound annual growth rate of over 20%. ##Asset quality and reserve levels over this period have remained strong. ##Commercial loans represent 80% of First Heritage’s portfolio at Sept. 30, 2003. ##Opportunity to leverage CBU’s existing FiServ platform and products for enhanced customer service. ##Utilize current operations infrastructure with minimal additional volume-related costs. Build Profitable Loan Volume Utilize Technology to Enhance Customer Service

Summary ##Excellent strategic fit that enhances franchise value. ##First Heritage is a high-performing franchise in demographic markets well-known by CBU. ##Bob Matley to be named Senior Lending Officer and EVP of the Pennsylvania Banking operations. ##Transaction is consistent with CBU’s strategy of pursuing accretive in-market or contiguous acquisitions. ##Solid earnings accretion with conservative cost-savings projections. ##CBU has a proven record of integrating acquisitions of much greater size.